Issuer Free Writing Prospectus

Dated October 10, 2012

Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended

Registration Statement Nos. 333-183706 and 333-184370
Relating to Preliminary Prospectus dated September 27, 2012

Free Writing Prospectus

This free writing prospectus relates to the shares of common stock of Intercept Pharmaceuticals, Inc. and should be read together with the preliminary prospectus issued on September 27, 2012 (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”) on Form S-1 (File No. 333-183706) relating to the offering of such securities. Amendment No. 2 may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1270073/000114420412053184/v324519_s1a.htm. You should read Amendment No. 2 carefully, including the section entitled “Risk Factors” and the financial statements and related notes, before deciding to invest in shares of our common stock.

This free writing prospectus supplements and updates the information contained in the Preliminary Prospectus. This free writing prospectus amends certain information in the Preliminary Prospectus primarily to reflect the pricing terms of the initial public offering and the acquisition of shares in this offering by entities affiliated with one of our existing principal stockholders and directors and an entity affiliated with our director nominee.

Unless the context indicates otherwise, as used in this free writing prospectus, the terms “we,” “us” and “our” refer to Intercept Pharmaceuticals, Inc.

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Pricing Terms of the Initial Public Offering
Common stock offered by us:	5,000,000 shares of common stock (or 5,750,000 shares if the underwriters’ option to purchase additional shares is exercised in full).
Common stock to be outstanding after this offering:	15,733,483 shares (or 16,483,483 shares if the underwriters’ option to purchase additional shares is exercised in full), assuming a closing date of the offering of October 16, 2012.
Option to purchase additional shares:	750,000 shares.
Initial public offering price:	$15.00 per share.
Net proceeds:	Approximately $68.3 million, or approximately $78.7 million if the underwriters exercise their option to purchase additional shares in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Participation in this Offering

An affiliate of OrbiMed Advisors LLC, which holds more than 5% of our common stock, has agreed to purchase an aggregate of $5.0 million in shares of our common stock in this offering at the initial public offering price. In addition, New Leaf Venture Partners, L.L.C., of which Dr. Akkaraju, our director nominee, is a managing director, and its affiliated funds have agreed to purchase an aggregate of $10.5 million in shares of our common stock in this offering at the initial public offering price. The shares purchased by these entities will be subject to lock-up restrictions described in ‘‘Shares Eligible for Future Sale.’’

Business Update

As of September 30, 2012, we had enrolled approximately two-thirds of the total number of patients targeted for our Phase 3 POISE trial for obeticholic acid, or OCA, in primary biliary cirrhosis, or PBC.

As of September 30, 2012, the U.S. National Institute of Diabetes and Digestive and Kidney Diseases, or NIDDK, had enrolled approximately 90% of the total number of patients targeted for the Phase 2b FLINT trial for OCA in nonalcoholic steatohepatitis, or NASH.

Use of Proceeds

We estimate that our net proceeds from the sale of 5,000,000 shares of common stock in this offering will be approximately $68.3 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the option to purchase additional shares is exercised in full, we estimate that our net proceeds will be approximately $78.7 million.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering as follows:

•	approximately $17.0 million to fund the continued clinical development and other studies and work needed for the anticipated FDA and EMA filings for OCA as a treatment for PBC, as detailed below;

•	approximately $19.0 million to fund the continuation of the long-term safety extension portion of our POISE clinical trial and the Phase 3 clinical outcomes trial after the anticipated FDA and EMA filings;

•	approximately $10.0 million to fund certain pre-commercialization activities of OCA for PBC;

•	approximately $4.0 million to fund further preclinical development work on INT-767 and, if warranted, Phase 1 clinical trials of INT-767;

•	approximately $5.0 million to fund the initiation of a Phase 2 clinical trial for an additional indication for OCA, such as portal hypertension, if warranted; and

•	the remainder for general corporate purposes, general and administrative expenses, capital expenditures, working capital and prosecution and maintenance of our intellectual property.

We believe that the remaining clinical development and other studies and work needed for anticipated FDA and EMA filings for the approval of OCA as a treatment for PBC will require approximately $40.0 million. We believe that our existing cash and cash equivalents, including $29.8 million of net proceeds received on August 9, 2012 upon the issuance of our Series C preferred stock, along with the net proceeds from this offering, together with interest on cash balances, will be sufficient to fund our operating expenses and capital expenditure requirements through 2016 and fund the continued development of OCA through the following events:

•	the completion of our Phase 3 POISE trial;

•	initiation of the long-term safety extension portion of the POISE trial and continuation of the ongoing long-term safety extension portion of the Phase 2 monotherapy clinical trial;

•	initiation of a Phase 3 clinical outcomes trial to confirm clinical benefit of OCA in PBC;

•	two-year animal carcinogenicity studies in both rats and mice;

•	a Phase 1 clinical trial in healthy volunteers to evaluate the effect of OCA on the heart's electrical cycle, known as the QT interval, and additional Phase 1 clinical trials;

•	manufacturing of clinical drug supply and materials necessary for the anticipated FDA and EMA filings;

•	the initiation of a Phase 2 clinical trial for an additional indication for OCA, such as portal hypertension, if warranted; and

•	the work required for assimilation, preparation and submission of the anticipated FDA and EMA filings.

The amount and timing of our actual expenditures will depend upon numerous factors, including the ongoing status and results of the POISE trial. Furthermore, we anticipate that we will need to secure additional funding for the further development of OCA for other indications and for the development of our other product candidates.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of net proceeds will vary depending on numerous factors, including our ability to obtain additional financing, the relative success and cost of our research, preclinical and clinical development programs, the amount and timing of additional revenues, if any, received from our collaborations with DSP and Servier and whether we are able to enter into future collaborations. As a result, management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. In addition, we might decide to postpone or not pursue other clinical trials or preclinical activities if the net proceeds from this offering and the other sources of cash are less than expected.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Principal Stockholders

The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 26, 2012, on a pre-offering basis and as adjusted to reflect the sale of our common stock offered by this prospectus, by:

•	our named executive officers;

•	each of our directors and our director nominee;

•	all of our current directors and executive officers and our director nominee as a group; and

•	each stockholder known by us to own beneficially more than five percent of our common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of September 26, 2012, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership before this offering is based on an aggregate of 10,733,483 shares, consisting of (i) 3,329,666 shares of common stock outstanding on September 26, 2012 and (ii) 7,403,817 shares of common stock into which all of our preferred stock outstanding as of September 26, 2012 will be converted upon the completion of this offering.

An affiliate of OrbiMed Advisors LLC, which holds more than 5% of our common stock, has agreed to purchase an aggregate of $5.0 million in shares of our common stock in this offering at the initial public offering price. New Leaf Venture Partners, L.L.C., of which Dr. Akkaraju, our director nominee, is a managing director, and its affiliated funds have agreed to purchase an aggregate of $10.5 million in shares of our common stock in this offering at the initial public offering price. The following table reflects the purchase of these shares in this offering by these investors or their affiliated entities.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director and executive officer and our director nominee is: c/o Intercept Pharmaceuticals, Inc., 18 Desbrosses Street, New York, NY 10013.

	Number of Shares of Common Stock Beneficially Owned		Percentage of Common Stock Beneficially Owned

Beneficial Owner	Before Offering	After Offering	Before Offering	After Offering
Directors, Director Nominee and Executive Officers
Mark Pruzanski, M.D.(1)	785,069	785,069	7.0%	4.9%
David Shapiro, M.D.(2)	140,668	140,668	1.3%	*
Barbara Duncan(3)	113,777	113,777	1.0%	*
Lorenzo Tallarigo, M.D.(4)	8,072,530	8,072,530	69.5%	48.6%
Paolo Fundaro(5)	18,021	18,021	*	*
Jonathan Silverstein(6)	1,817,300	2,150,634	16.9%	13.7%
Klaus Veitinger, M.D	—	—	—	—
Nicole Williams(7)	22,185	22,185	*	*
Srinivas Akkaraju, M.D., Ph.D.(8)	—	700,000	—	4.5%
All current executive officers and directors and director nominee as a group (10 persons)(9)	11,006,532	12,039,866	89.1%	69.4%

Five Percent Stockholders
Genextra S.p.A.(10)	8,052,598	8,052,598	69.4%	48.5%
OrbiMed Private Investments IV, LP(11)	1,817,300	2,150,634	16.9%	13.7%

* Represents beneficial ownership of less than 1% of the shares of common stock.

(1)	Consists of 380,767 shares of common stock and options to purchase 404,302 shares of common stock that are exercisable within 60 days of September 26, 2012.

(2)	Consists of options to purchase 140,668 shares of common stock that are exercisable within 60 days of September 26, 2012.

(3)	Consists of options to purchase 113,777 shares of common stock that are exercisable within 60 days of September 26, 2012.

(4)	Consists of (a) 1,600,700 shares of common stock owned by Genextra S.p.A., 5,586,517 shares of common stock into which the shares of preferred stock held by Genextra S.p.A. are convertible, and 865,381 shares underlying warrants held by Genextra S.p.A., and (b) options to purchase 19,932 shares of common stock which are exercisable within 60 days of September 26, 2012 that are held directly by Dr. Tallarigo. Dr. Tallarigo is the chief executive officer of Genextra S.p.A. and, in such capacity, Dr. Tallarigo exercises voting control over the shares of common stock owned by Genextra S.p.A. and investment control over such shares as authorized by the board of directors of Genextra S.p.A. Dr. Tallarigo disclaims beneficial ownership with respect to any such shares, except to the extent of his pecuniary interest therein, if any.

(5)	Consists of options to purchase 18,021 shares of common stock which are exercisable within 60 days of September 26, 2012.

(6)	Consists of the shares described in note (11) below. Mr. Silverstein disclaims beneficial ownership of the shares described in note (11), except to the extent of his pecuniary interest therein, if any.

(7)	Consists of options to purchase 22,185 shares of common stock which are exercisable within 60 days of September 26, 2012.

(8)	The number of shares beneficially owned after the offering consists of 700,000 shares to be purchased by New Leaf Ventures II, L.P. in this offering. Srinivas Akkaraju, our director nominee, Philippe O. Chambon, Jeani Delagardelle, Ronald M. Hunt, Vijay K. Lathi, and James Niedel, the members of the Investment Committee of New Leaf Venture Management II, L.L.C., which is the general partner of New Leaf Venture Associates II, L.P., which in turn is the general partner of New Leaf Ventures II, L.P., have the power to vote or dispose of these shares and therefore each of the foregoing members of the investment committee may be deemed to have voting and investment power with respect to such shares. Each of the foregoing members of the Investment Committee disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein, if any.

(9)	Number of shares beneficially owned before the offering consists of (a) 1,981,467 shares of common stock beneficially owned by our officers and directors, (b) 5,586,517 shares of common stock into which the shares of preferred stock beneficially owned by Dr. Tallarigo are convertible, (c) 1,817,300 shares of common stock into which the shares of preferred stock beneficially owned by Mr. Silverstein are convertible, (d) 865,381 shares of common stock underlying the warrants beneficially owned by Dr. Tallarigo, and (e) options to purchase 755,867 shares of common stock beneficially owned by our officers and directors which are exercisable within 60 days of September 26, 2012. The number of shares beneficially owned after the offering includes the aforementioned shares and (A) 700,000 shares to be purchased by New Leaf Ventures II, L.P. in this offering, and (B) 333,334 shares to be purchased by OrbiMed Private Investments IV, LP in this offering. See notes (1) through (8) above.

(10)	Consists of (a) 1,600,700 shares of common stock owned by Genextra S.p.A., (b) 5,586,517 shares of common stock into which the shares of preferred stock held by Genextra S.p.A. are convertible, and (c) 865,381 shares underlying warrants held by Genextra S.p.A. Dr. Tallarigo is the chief executive officer of Genextra S.p.A. and, in such capacity, Dr. Tallarigo exercises voting control over the shares of common stock owned by Genextra S.p.A. and investment control over such shares as authorized by the board of directors of Genextra S.p.A. Dr. Tallarigo disclaims beneficial ownership with respect to any such shares, except to the extent of his pecuniary interest therein, if any. The address of each of Genextra S.p.A. and its affiliates is Via G. De Grassi, 11, 20123 Milan, Italy.

(11)	Number of shares beneficially owned before the offering consists of 1,817,300 shares of common stock into which the shares of preferred stock beneficially owned by OrbiMed Private Investments IV, LP are convertible. The number of shares beneficially owned after the offering includes the aforementioned shares and 333,334 shares to be purchased by OrbiMed Private Investments IV, LP in this offering. OrbiMed Capital GP IV LLC is the general partner of OrbiMed Private Investments IV, LP and OrbiMed Advisors LLC is the managing member of OrbiMed Capital GP IV LLC. Samuel D. Isaly is the managing member of and owner of a controlling interest in OrbiMed Advisors LLC and may be deemed to have voting and investment power over the shares held by OrbiMed Private Investments IV, LP noted above. Each of OrbiMed Capital GP IV LLC, OrbiMed Advisors LLC and Mr. Isaly disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any. Mr. Silverstein, a member of our board of directors, is a member of OrbiMed Advisors LLC. The address for OrbiMed Private Investments IV, LP is c/o OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, NY 10022.

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THE ISSUER HAS FILED A REGISTRATION STATEMENT INCLUDING A PROSPECTUS WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING BOFA MERRILL LYNCH AT 1-866-500-5408 OR BY EMAILING DG.PROSPECTUS@BAML.COM.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THIS EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.